United States securities and exchange commission logo





                               November 20, 2023

       William J. Sandbrook
       Co-Chief Executive Officer
       Andretti Acquisition Corp.
       7615 Zionsville Road
       Indianapolis, Indiana 46268

                                                        Re: Andretti
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed October 27,
2023
                                                            File No. 333-275207

       Dear William J. Sandbrook:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4 Filed October 27, 2023

       Cover Page

   1. In light of the unlikely possibility of no redemptions, balance your cover page disclosure regarding ownership
levels in the Company by providing the equity stakes assuming maximum redemptions.
   2. Please revise your disclosure on the cover page to disclose whether the approval of the
                                                        New York Stock Exchange
listing application is a condition to closing the Merger and provide a
cross-reference to risk factor disclosure that addresses the risks involved if the
                                                        application is not
approved.
 William J. Sandbrook
FirstName  LastNameWilliam
Andretti Acquisition Corp. J. Sandbrook
Comapany 20,
November   NameAndretti
               2023      Acquisition Corp.
November
Page 2     20, 2023 Page 2
FirstName LastName
Questions and Answers about the Merger and the Special Meeting
What are the Potential Impacts on the Proposed Transactions Resulting from RBC's Waiver of
Deferred Fees?, page 11

3.       In connection with RBC Capital Markets    waiver of the deferred
underwriting
         commissions that would otherwise be due to it upon the closing of the business combination, please provide the following disclosure:
             Explain why the waiver was agreed to and clarify the SPAC   s
current relationship
             with RBC. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions; Describe what relationship existed between RBC and the SPAC after the close of the
             IPO, including any financial or merger-related advisory services conducted by RBC.
             For example, clarify whether RBC had any role in the identification or evaluation of business combination targets; and
             Disclose whether RBC provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why RBC was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that RBC has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
Risk Factors, page 51

4. We note your disclosure that your warrant agreement has an exclusive forum provision.
         Please revise your risk factors to disclose that your warrant agreement has an exclusive forum provision and the related risks.
A limited number of customers have accounted for most of our revenue..., page
60

5. We note your disclosure that Zapata depends on a relatively small number of customers.
         To add context to this disclosure, please revise to disclose the number of customers for each period presented. Disclose the details of any material agreements with your top customers, if appropriate, and file the agreements as exhibits. Also, disclose how you define "enterprise customers" and disclose the number of enterprise customers versus government customers.
The pursuit of inorganic growth opportunities could result in harm to our business..., page 65

6.       We note that you may pursue growth opportunities by acquiring complementary
         businesses or other assets. Please expand the disclosure to address whether you have any negotiations in progress or have entered into any contracts for acquisitions at the current time.
 William J. Sandbrook
FirstName  LastNameWilliam
Andretti Acquisition Corp. J. Sandbrook
Comapany 20,
November   NameAndretti
               2023      Acquisition Corp.
November
Page 3     20, 2023 Page 3
FirstName LastName
In connection with the Merger, the Initial SPAC Shareholders and their affiliates may elect..., page 95

7. We note your disclosure that the Initial SPAC Shareholders or their advisors or affiliates may purchase SPAC Class A Common Stock in privately negotiated transactions or in the open market either prior to or following the consummation of the Merger and that they would be required to revoke any prior elections to redeem shares. Please provide your analysis on how such potential purchases would comply with Rule 14e-5. Proposal No. 3 - The Merger Proposal, page 125

8. We note the organizational chart outlining your post-Merger corporate structure. Please revise to also provide an organizational chart outlining your pre-Merger corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement.
Financing, page 137

9.       We note your disclosure that    Prior to the Closing, each of the SPAC
and Zapata intend to
         solicit, negotiate and enter into committed equity facilities or other subscription to shares
         of New Company Common Stock that provides cash to the SPAC (   Equity
Financing   )
         and related agreements entered into, or to be entered into by the SPAC relating to an
         Equity Financing (   Financing Agreements   ).    We also note your
disclosure that Zapata
         will need substantial additional funding to support its continuing operations and pursue its growth strategy. Please disclose whether the consummation of any financing is a condition of the Merger or otherwise necessary for the parties to complete the Merger. Additionally, with a view toward revised disclosure, please tell us how you intend to make investors aware of the terms of any financing.
Background to the Merger, page 151

10. Please highlight the relationship between Zapata and Andretti Global prior to entering into the Business Combination Agreement. Also expand your disclosure to discuss the non-
         redemption agreements and any other material agreements.
Certain Unaudited Projected Financial Information of Zapata, page 160

11. Please expand your disclosure of the material assumptions underlying the financial projections to include any limitations or other estimates. Also, expand your disclosure to provide additional detail and quantification of all of the material assumptions used, how they relate to the prospective financial information, and to discuss the process undertaken to formulate the projections and assumptions. For example, explain the basis for your revenue growth assumptions for fiscal years 2024 and 2025, and explain how your projections are representative of your current business operations and future plans, given that you generated only $5.166 million in revenue in the fiscal year ended
 William J. Sandbrook
Andretti Acquisition Corp.
November 20, 2023
Page 4
         December 31, 2022 and project $5.850 million in fiscal year 2023. Disclose whether you believe your revenue projections are comparable to the actual historical revenue growth rates of publicly traded peer companies.

Material U.S. Federal Income Tax Considerations, page 192

12. We note that the registrant intends for the Domestication to qualify as a reorganization and that if the Domestication qualifies as a reorganization, U.S. Holders would generally not recognize any gain or loss as a result of the Domestication or Merger. Please attribute this representation of tax consequences to counsel and file a tax opinion pursuant to Item
         601(b)(8) of Regulation S-K or advise why the tax consequences are not material to an investor.
Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Basis of Pro Forma Presentation, page 211

13. We note on page 212 that you state that you and Zapata have not had any historical relationship prior to the Merger. Refer to disclosure of agreements between Zapata and
         Andretti Autosport on pages F-75 and F-97 and disclosure of agreements between Zapata and Andretti Global on pages 283 and 285. Please revise the pro forma financial information to present the revenues and expenses between these entities as related party transactions on a pro forma basis since following the business combination these entities will be related parties.
Zapata's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 248

14. Refer to the agreements you have with Andretti Global disclosed on pages 243 and 283 and agreements with Andretti Autosport beginning in February 2022 on pages F-75 and F-
         97. Due to the materiality of the amounts involved, please expand MD&A to include disclosure of the amount of revenues and expenses between Andretti Global, Andretti
         Autosport and Zapata for each of the periods presented along with disclosure of the end date for these revenues and costs of December 31, 2024. Also, clarify on page 254 that a significant new customer in 2022 is Andretti Global or Andretti Autosport, if applicable, and expand the disclosure regarding the Sponsorship Agreement on page
259
         accordingly. Also clarify the relationship between Andretti Global and Andretti
         Autosport.
Certain Relationships
FirstName              and Related
           LastNameWilliam          Party Transactions, page 280
                               J. Sandbrook
Comapany
15.        NameAndretti
       Please              Acquisition
              revise to discuss         Corp. that Mr. Andretti and Mr.
Sandbrook entered into
                                the agreements
       with20,
November    Zapata
               2023toPage
                       provide
                           4 financing in the amounts of $1,000,000 and
$500,000 respectively.
FirstName LastName
 William J. Sandbrook
FirstName  LastNameWilliam
Andretti Acquisition Corp. J. Sandbrook
Comapany 20,
November   NameAndretti
               2023      Acquisition Corp.
November
Page 5     20, 2023 Page 5
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 305

16. Please revise to disclose the natural persons who hold voting and/or dispositive power over the shares held by each of the entities disclosed in the beneficial ownership table.
Financial Statements - Andretti Acquisition Corp.
Note 9 - Subsequent Events, page F-44

17. Refer to your disclosure of the 1% U.S. federal excise tax in connection with any redemption of SPAC shares on page 94. With a view towards expanded disclosure, please tell us if the redemption of 15,105,199 shares of Class A common stock subsequent to
         June 30, 2023 is subject to the federal excise tax. If applicable, give effect to this tax in your pro forma financial statements.
Financial Statements - Zapata Computing, Inc.
Consolidated Statements of Operations, page F-48

18. Refer to your disclosure of customers and partners on page 243. We note that one of your top customers is Andretti Global. Please tell us the consideration you gave to whether
         Andretti Global is a related party to Zapata Computing, Inc. and revise the disclosure in your financial statements accordingly. If Andretti Global was not considered to be a related party prior to the business combination agreement with Andretti Acquisition Corp., please provide detailed subsequent event disclosure for the related party transactions with
         Andretti Global.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-56

19. Refer to your accounting policy for consulting services on page F-57. We note that you estimate total labor hours to satisfy the performance obligation. We also note on page 64 that you enter into government contracts. Please expand the accounting policy to clarify whether any of your consulting service contracts are fixed fee in nature and if so, please include your accounting policy for loss contracts. Please expand the disclosure of critical accounting policies in MD&A on pages 260 and 261 accordingly.
General

20. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the
 William J. Sandbrook
Andretti Acquisition Corp.
November 20, 2023
Page 6
         United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
         Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
21. We note your disclosure that the SPAC no longer needs to have net tangible assets of at least $5,000,001 prior to or upon consummation of the Merger. We note that if the amount in the trust falls below $5,000,001 as a result of redemptions, the Company would likely also no longer meet the NYSE listing standards. At that point it is possible the
         Company could become a penny stock. Please revise your risk factors to clearly discuss the impact that the trust falling below $5,000,001 could have upon your listing on the
         NYSE. Please provide clear disclosure that removal of this provision may result in your securities falling within the definition of penny stock, and clearly discuss the risk to the company and investors if your securities were to be considered penny stock.
22. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
23. Revise your disclosure to show the potential impact of redemptions on the per share value
FirstName LastNameWilliam J. Sandbrook
       of the shares owned by non-redeeming shareholders by including a sensitivity analysis
Comapany    NameAndretti
       showing  a range of Acquisition
                           redemption Corp.
                                       scenarios, including minimum, maximum
and interim
       redemption  levels.
November 20, 2023 Page 6
FirstName LastName
 William J. Sandbrook
FirstName  LastNameWilliam
Andretti Acquisition Corp. J. Sandbrook
Comapany 20,
November   NameAndretti
               2023      Acquisition Corp.
November
Page 7     20, 2023 Page 7
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Crispino at 202-551-3456 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Raphael M. Russo